SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2007

PT Indosat Tbk.

Indosat Building

Jalan Medan Merdeka Barat, 21

Jakarta 10110 - Indonesia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F        X      Form 40-F    ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No       _X__

            (If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .)

INDOSAT FULLY PAID ITS Rp 1.25 TRILLION LOAN TO

 BANK MANDIRI, BCA AND BNI

Jakarta, September 11, 2007 – PT Indosat Tbk (“Indosat” or “the Company”) announced today that Indosat fully paid its syndicated loan to Bank Mandiri, BCA and BNI amounting to Rp1.25 Trillion. The payment was made through the facility agent, BCA which deliver the payment on 7 September 2007. The syndicated loan was expected to mature on 31 March 2008.

The payment of the syndicated loan was funded through the BCA loan. This payment is part of the Company’s plan  to reprofile its financial debt.

“The payment of the syndicated loan was undertaken in accordance to the predetermined plan based on the agreement with the respective banks,” explained Johnny Swandi Sjam, Indosat’s President Director.

About Indosat

Indosat Tbk is a leading telecommunication and information service provider in Indonesia that provides cellular services (Mentari, Matrix and IM3), IDD services (IDD 001, IDD 008 and FlatCall 01016), fixed telecommunication services (StarOne, I-Phone). Indosat also provides Multimedia, Internet & Data Communication Services (MIDI) through Indosat and its subsidiary companies, Indosat Mega Media (IM2) and Lintasarta. In addition, Indosat provides 3.5 G with HSDPA technology with speed up to 3,6 Mbps. Indosat's shares are listed in the Jakarta and Surabaya Stock Exchange (JSX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

For further information please contact:

Corporate Secretary

Telp : 62-21-3869614

Fax : 62-21-3804045

E-mail: investor@indosat.com

Investor Relations Division

Telp : 62-21-3869615

Fax : 62-21-3804045

E-mail : investor@indosat.com

Website: www.indosat.com

Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements. The Company does not intend to register any part of the offering in the United States.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                        PT Indosat Tbk.

Date  : September 13, 2007

By  :

_______________________________

Name :   Kaizad B. Heerjee

   Title   :   Deputy President Director